PROXY RESULTS (Unaudited)
Cohen & Steers
Premium	Income Realty Fund shareholders voted on the following
proposals at the annual meeting held on April 30, 2009. The description of each proposal and number of shares voted are as follows:

Common Shares
					Shares Voted	Authority
					     For	Withheld
To Elect Directors
George Grossman	 			28,555,176 	 1,009,388
Robert H. Steers	 		28,613,630 	 950,934
C. Edward Ward, Jr.	 		28,607,599 	 956,965